Exhibit 99.4
[VSS Letterhead]
May 12, 2010
Everyday Health, Inc.
345 Hudson Street
16th Floor
New York, NY 10014
To Whom It May Concern:
     Veronis Suhler Stevenson LLC (“VSS”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Everyday Health, Inc. and any related prospectus:
“According to an August 2009 report by Veronis Suhler Stevenson, a private equity firm, total spending on general, paid Internet content is expected to grow from $1.6 billion in 2009 to $2.3 billion in 2013.”
     VSS’s consent shall not be deemed an admission that VSS is an expert whose consent is required under Section 7 of the Securities Act of 1933.
Sincerely,
Veronis Suhler Stevenson LLC

By:	/s/ Tanya Dessereau Name: Tanya Dessereau Title: Marketing Coordinator